Form 425	Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The news release below was issued by The Thomson Corporation on March 26, 2008. The filing of this news release under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

The Thomson Corporation
Metro Center, One Station Place
Stamford, CT 06902
Tel (203) 539-8000
www.thomson.com

News Release

Media Contact:	Investor Contact:
Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

THOMSON SHAREHOLDERS APPROVE ACQUISITION OF REUTERS

Reuters Shareholders Also Approve Acquisition;

Transaction Expected to Close on April 17, 2008

STAMFORD, Conn., March 26, 2008 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, today announced that its shareholders overwhelmingly approved the proposed acquisition of Reuters Group PLC at a special meeting held today in Toronto.

In separate meetings held today in London, Reuters shareholders also overwhelmingly approved the transaction.  Thomson and Reuters will each now seek court approvals in Canada and the United Kingdom, respectively. The acquisition is expected to close on April 17, 2008.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The directors of Thomson accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Thomson (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Thomson or of Reuters, all ‘dealings’ in any ‘relevant securities’ of that company (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the acquisition of Reuters becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release includes forward-looking statements that are based on certain assumptions and reflect the Corporation’s current expectations. Forward-looking statements include the Corporation’s belief that the Reuters acquisition will close on April 17, 2008. The closing of the transaction is subject to approval by courts in Ontario, Canada and the United Kingdom. Forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the failure of the courts to approve the proposed transaction. Some of the other factors that could cause actual results or events to differ materially from current expectations are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s management information circular dated February 29, 2008 for the special meeting of shareholders held on March 26, 2008, and its latest annual information form, which is also contained in its most recently filed annual report on Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Documents relating to the proposed transaction have been furnished by Thomson and Reuters to the SEC. Shareholders are urged to read such documents regarding the proposed transaction because they contain important information. Shareholders may obtain free copies of Thomson’s and Reuters’ respective circulars, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents are also available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330. The Reuters circular, which constitutes an offer document of Thomson for the purposes of the UK Takeover Code, is also available for inspection during usual UK business hours on Monday to Friday of each week (UK public holidays excepted) at the registered office of Reuters, being The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom, from the date of this news release until the closing of the transaction.